UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 20, 2022 (January 18, 2022)

ACE Convergence Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39406	N/A
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

1013 Centre Road, Suite 403S
Wilmington, DE	19805
(Address of principal executive offices)	(Zip Code)

(302) 633-2102

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one Warrant to purchase one Class A ordinary share	ACEVU	The Nasdaq Stock Market LLC
Class A ordinary shares, $0.0001 par value per share	ACEV	The Nasdaq Stock Market LLC
Warrants to purchase Class A ordinary shares	ACEVW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company           ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Subscription Agreement

On January 18, 2022, ACE Convergence Acquisition Corp. (“ACE”) entered into a Subscription Agreement (the “Subscription Agreement”) with Tempo Automation, Inc. (“Tempo Automation”), OCM Tempo Holdings, LLC (“OCM”) and Tor Asia Credit Opportunity Master Fund II LP (“Tor”). Pursuant to the Subscription Agreement, OCM, an affiliate of Oaktree Capital Management, L.P. (collectively with its affiliates or affiliated investment funds and/or managed or controlled accounts, “Oaktree”), has committed to purchase $175 million in aggregate principal amount of ACE’s 13% convertible senior notes due 2025 concurrently with the closing (the “Closing”) of the previously announced business combination between ACE and Tempo Automation, which Closing is subject to the satisfaction or waiver of the conditions stated in the Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 13, 2021, by and among ACE, Tempo Automation and ACE Convergence Subsidiary Corp., and other customary closing conditions. The Subscription Agreement also provides for the purchase of $25 million in aggregate principal amount of ACE’s 13% convertible senior notes due 2025 concurrently with the Closing by Tor, an investment partner of ACE, which investment replaces the previously announced investment in ACE’s 12% convertible senior notes due 2025 by an affiliate of ACE’s sponsor, ACE Convergence Acquisition LLC, as disclosed under Item 1.02 to this Current Report on Form 8-K below, which disclosure is incorporated by reference to this Item 1.01 to the extent required herein.

The obligations of the parties to consummate the transactions contemplated by the Subscription Agreement are conditioned upon, among other things: (i) the domestication of ACE as a Delaware corporation and the shares of domesticated common stock underlying the notes having been conditionally approved for listing on the Nasdaq Stock Market LLC, (ii) no governmental authority having enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation that has the effect of making consummation of the transactions contemplated by the Subscription Agreement illegal, or otherwise restraining, prohibiting or enjoining consummation of such transactions, and no such governmental authority having instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition, subject to certain limited exceptions, (iii) all documentation as reasonably necessary or desirable to effectuate the transactions contemplated by the Subscription Agreement or the Indenture (as defined therein) having been duly executed and delivered, (iv) all conditions precedent to the closing of the Transactions (as defined in the Subscription Agreement) having been satisfied or waived, subject to certain exceptions, and the closing of each of the Transactions occurring substantially concurrently with or immediately following the Closing (as defined in the Subscription Agreement), (v) with respect to ACE’s obligation to close, all representations and warranties of each Subscriber (as defined in the Subscription Agreement) being true and correct in all material respects, and the Subscribers having performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Subscription Agreement, in each case subject to certain exceptions, and (vi) with respect to a Subscriber’s obligation to close, (a) all representations and warranties of ACE being true and correct in all material respects, subject to certain exceptions, (b) ACE having performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Subscription Agreement, (c) there having been no amendment, waiver or modification to any of the Transaction Agreements (as defined in the Subscription Agreement) that would reasonably be expected to adversely affect the Subscribers in any manner, or to the merger/purchase consideration and/or closing consideration (including earn-outs or similar payments) set forth in any of the Transaction Agreements, in each case without the Lead Subscriber’s (as defined in the Subscription Agreement) prior written consent, (d) there not having occurred any Company Material Adverse Effect (as defined in the Merger Agreement) or any material adverse effect as it relates to each of Compass AC Holdings, Inc. (“Compass”) and Whizz Systems, Inc. (“Whizz”), (e) there being no indebtedness other than Permitted Indebtedness (as defined in the Subscription Agreement) (f) ACE, Tempo Automation, Compass, Whizz or any of their respective subsidiaries not having issued any equity interests other than as described in the Subscription Agreement, (g) unless otherwise approved in writing by the Lead Subscriber, none of ACE, Tempo Automation, Compass, Whizz or any of their respective subsidiaries having entered into any debt, equity or other financing or related transaction to raise capital in connection with consummation of the Transactions, except for Permitted Indebtedness and as contemplated under clause (f) above, (h) ACE having paid certain fees and expenses of the Subscribers incurred in connection with the Subscription Agreement, (i) the Subscribers having received certain opinions of counsel to ACE, Tempo Automation, Compass and Whizz and each of their respective subsidiaries, (j) there having not been any Default or Event of Default (each, as defined in the Subscription Agreement), (k) there being no less than an amount equal to $25 million, plus certain other amounts, in unrestricted cash and cash equivalents on ACE’s consolidated balance sheet on a pro forma basis after giving effect to the Transactions and (l) each Subscriber having received certain information in order to complete such Subscriber’s “Know your Customer” or Anti-Money Laundering Laws (each, as defined in the Subscription Agreement) investigation as may be required under such Subscriber’s internal compliance policies or anti-money laundering policies.

The closings under the Subscription Agreement will occur substantially concurrently with the Closing. The Subscription Agreement also contemplates a registration rights agreement, pursuant to which ACE will agree that it shall, within six months following the Closing, submit to or file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement covering the resale of certain shares of domesticated ACE’s common stock and other equity securities of domesticated ACE that are held by the parties thereto from time to time, and shall use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (a) the 90th calendar day following the filing date thereof if the SEC notifies ACE that it will “review” such registration statement and (b) the 10th business day after the date ACE is notified by the SEC that such registration statement will not be “reviewed” or will not be subject to further review.

Additionally, pursuant to the Subscription Agreement, each Subscriber agrees to waive any and all claims against the trust account established in connection with ACE’s initial public offering.

The Subscription Agreement will terminate and be of no further force and effect upon the earliest to occur of (a) termination of the Merger Agreement, (b) written agreement of ACE and the Lead Subscriber, (c) written notice by ACE or the Lead Subscriber if, on the closing date of the Transactions, any of the conditions to Closing (as defined in the Subscription Agreement) with respect to the Lead Subscriber have not been satisfied and, as a result thereof, the transactions contemplated by the Subscription Agreement are not consummated, or (d) written notice by the Lead Subscriber to ACE as a result of (i) the termination of either of those certain transaction agreements between Tempo Automation and each of Whizz and Compass, (ii) the Agreement End Date (as defined in the Merger Agreement), or (iii) six months after the date of the Subscription Agreement, in each case if the Closing (as defined in the Subscription Agreement) with respect to the Lead Subscriber shall not have occurred. Notwithstanding the foregoing, each Subscriber other than the Lead Subscriber shall have the right to terminate the Subscription Agreement, solely with respect to itself, if the Closing (as defined in the Subscription Agreement) with respect to the Lead Subscriber has occurred but the Closing (as defined in the Subscription Agreement) with respect to such other Subscriber has not occurred as a result of any of the conditions to Closing (as defined in the Subscription Agreement) set forth in Sections 2(c) or 2(e) of the Subscription Agreement having not been satisfied.

Oaktree Side Letter

In connection with entry into the Subscription Agreement, on January 18, 2022, ACE, Tempo Automation and OCM entered into a Letter Agreement (the “Oaktree Side Letter”), pursuant to which Oaktree shall have the right (but not the obligation), commencing on the Closing Date (as defined in the Oaktree Side Letter) and ending on the date Oaktree no longer holds or controls notes in an aggregate principal amount that is at least 50% of the aggregate principal amount of notes purchased by Oaktree on the Closing Date, to appoint two individuals to attend, as board observers and participants in a nonfiduciary and non-voting capacity, each meeting of the board of directors of domesticated ACE and any duly authorized committee thereof. The Oaktree Side Letter also provides for certain liquidity reporting requirements of ACE to Oaktree, and provides Oaktree with certain access and inspection rights of ACE’s or any of its subsidiaries’ respective properties and records.

The Oaktree Side Letter will automatically terminate upon the earliest to occur of (a) the termination of the Subscription Agreement (other than a termination in connection with the Closing (as defined in the Subscription Agreement)), (b) the time at which all of the notes held by Oaktree or any transferee of any of Oaktree’s rights thereunder are converted into Common Stock (as defined in the Oaktree Side Letter), and (c) the time at which Oaktree or any transferee of any of Oaktree’s rights thereunder no longer owns or controls at least $25 million in aggregate principal amount of the notes.

Tor Side Letter

In connection with entry into the Subscription Agreement, on January 18, 2022, ACE, Tempo Automation and Tor entered into an Information Rights and Confidentiality Agreement (the “Tor Side Letter”), which provides for certain liquidity reporting requirements of ACE to Tor, and provides Tor with certain access and inspection rights of ACE’s or any of its subsidiaries’ respective properties and records.

The Tor Side Letter will automatically terminate upon the earliest to occur (a) the termination of the Subscription Agreement (other than a termination in connection with the Closing (as defined in the Subscription Agreement)), (b) the time at which all of the notes held by Tor (and/or one or more of its affiliates or affiliated investment funds and/or managed or controlled accounts) are converted into Common Stock (as defined in the Tor Side Letter), and (c) with respect to Tor and/or one or more of its affiliates or affiliated investment funds and/or managed or controlled accounts, the time at which Tor (and/or one or more of its affiliates or affiliated investment funds and/or managed or controlled accounts) no longer owns or controls at least $25 million in aggregate principal amount of the notes.

Promissory Notes

As previously announced, on or prior to October 13, 2021, ACE entered into subscription agreements with certain investors, pursuant to, and on the terms and subject to the conditions of which, certain investors collectively subscribed for 8,200,000 shares of domesticated ACE’s common stock for an aggregate purchase price equal to $82 million, pursuant to certain subscription agreements (the “Common Stock Subscription Agreements”).

On January 18, 2022, ACE and Tempo Automation entered into Convertible Promissory Notes (the “Promissory Notes”) with certain of such investors, pursuant to which such investors agreed to loan to Tempo Automation up to an aggregate $5 million, which loans may be converted into common stock of ACE at a conversion price of $10.00 per share. Pursuant to the Promissory Notes, the principal balances of such notes shall reduce the “Subscription Amount” (as defined in the Common Stock Subscription Agreements) of such investors on a dollar-for-dollar basis.

The foregoing descriptions of the Subscription Agreement, the Oaktree Side Letter, the Tor Side Letter, the Common Stock Subscription Agreements and the Promissory Notes do not purport to be complete and are qualified in their entirety by the terms and conditions of the full text of the Subscription Agreement, a copy of which is attached hereto as Exhibit 10.1, the full text of the Oaktree Side Letter, a copy of which is attached hereto as Exhibit 10.2, the full text of the Tor Side Letter, a copy of which is attached hereto as Exhibit 10.3, the full text of the Common Stock Subscription Agreements, the form of which was previously filed as Exhibit 10.1 to ACE’s Current Report on Form 8-K filed with the SEC on October 14, 2021, and the full text of the Promissory Notes, the form of which is attached hereto as Exhibit 10.4, each of which is incorporated herein by reference.

Item 1.02	Termination of a Material Definitive Agreement.

As previously announced, on October 13, 2021, an affiliate of ACE’s sponsor committed to purchase no less than $25 million of ACE’s 12% convertible senior notes due 2025 pursuant to a Note Subscription Agreement (the “Note Subscription Agreement”). On January 18, 2022, ACE, Tempo Automation and such affiliate of ACE’s sponsor entered into a Letter Agreement (the “Termination Agreement”), pursuant to which the Note Subscription Agreement was terminated in its entirety in accordance with its terms.

The foregoing descriptions of the Note Subscription Agreement and the Termination Agreement do not purport to be complete and are qualified in their entirety by the terms and conditions of the full text of the Note Subscription Agreement, which was previously filed as Exhibit 10.2 to ACE’s Current Report on Form 8-K filed with the SEC on October 14, 2021, and the full text of the Termination Agreement, which is attached hereto as Exhibit 10.5, each of which is incorporated by reference herein.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference in this Item 3.02 to the extent required herein. The shares of common stock to be issued in connection with the Subscription Agreement and the Promissory Notes will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act.

Additional Information and Where to Find It

Additional information about the proposed transaction (the “Tempo Transaction”) between Tempo Automation, Inc. (collectively with its subsidiaries and pro forma for its acquisition of Compass AC Holdings, Inc. and Whizz Systems, Inc., “Tempo”) and ACE, including a copy of the Merger Agreement and investor presentation, was provided in a Current Report on Form 8-K filed by ACE with the SEC on October 14, 2021, and is available at www.sec.gov. In connection with the Tempo Transaction, ACE has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a preliminary proxy statement to be distributed to holders of ACE’s ordinary shares in connection with ACE’s solicitation of proxies for the vote by ACE’s shareholders with respect to the Tempo Transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Tempo stockholders in connection with the Tempo Transaction. After the Registration Statement has been declared effective, ACE will mail a definitive proxy statement, when available, to its shareholders. The Registration Statement includes information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to ACE’s shareholders in connection with the Tempo Transaction. ACE will also file other documents regarding the Tempo Transaction with the SEC. Before making any voting decision, investors and security holders of ACE and Tempo are urged to read the Registration Statement, the proxy statement/prospectus contained therein, and all other relevant documents filed or that will be filed with the SEC in connection with the Tempo Transaction as they become available because they will contain important information about the Tempo Transaction.

Investors and security holders can obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by ACE through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by ACE may be obtained free of charge from ACE’s website at acev.io or by written request to ACE at ACE Convergence Acquisition Corp., 1013 Centre Road, Suite 403S, Wilmington, DE 19805.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination (the “Proposed Business Combination”) between Tempo and ACE, including statements regarding the benefits of the Proposed Business Combination, the anticipated timing of the Proposed Business Combination, the services offered by Tempo and the markets in which it operates, and Tempo’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of ACE’s securities, (ii) the risk that the acquisition by Tempo Automation, Inc. of each of Compass AC Holdings, Inc. and Whizz Systems, Inc. may not be completed in a timely manner or at all, (iii) the risk that the Proposed Business Combination may not be completed by ACE’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by ACE, (iv) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the receipt of the requisite approvals of ACE’s shareholders and Tempo’s stockholders, respectively, the satisfaction of the minimum trust account amount following redemptions by ACE’s public shareholders and the receipt of certain governmental and regulatory approvals, (v) the lack of a third party valuation in determining whether or not to pursue the Proposed Business Combination, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vii) the effect of the announcement or pendency of the Proposed Business Combination on Tempo’s business relationships, performance, and business generally, (viii) risks that the Proposed Business Combination disrupts current plans of Tempo and potential difficulties in Tempo employee retention as a result of the Proposed Business Combination, (ix) the outcome of any legal proceedings that may be instituted against Tempo or against ACE related to the agreement and plan of merger or the Proposed Business Combination, (x) the ability to maintain the listing of ACE’s securities on The Nasdaq Stock Market LLC, (xi) the price of ACE’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Tempo plans to operate, variations in performance across competitors, changes in laws and regulations affecting Tempo’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Business Combination, and identify and realize additional opportunities, (xiii) the risk of downturns in the highly competitive industry in which Tempo operates, (xiv) the impact of the global COVID-19 pandemic, (xv) the enforceability of Tempo’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (xvi) the ability of Tempo to protect the intellectual property and confidential information of its customers, (xvii) the risk of downturns in the highly competitive additive manufacturing industry, and (xviii) other risks and uncertainties described in ACE’s registration statement on Form S-1 (File No. 333-239716), which was originally filed with the SEC on July 6, 2020 (as amended, the “Form S-1”), and Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on March 17, 2021, and subsequently amended (as amended, the “Form 10-K”), and its subsequent Quarterly Reports on Form 10-Q. The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Form S-1, the Form 10-K, Quarterly Reports on Form 10-Q, the Registration Statement, the proxy statement/prospectus contained therein, and the other documents filed by ACE from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Tempo and ACE assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither Tempo nor ACE gives any assurance that either Tempo or ACE, respectively, will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets or the business described herein or a commitment to ACE with respect to any of the foregoing, and this communication shall not form the basis of any contract, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the Tempo Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

ACE and Tempo, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of ACE’s shareholders in respect of the Tempo Transaction. Information about the directors and executive officers of ACE is set forth in ACE’s Form 10-K for the period ended December 31, 2020, as amended. Additional information regarding the identity of all potential participants in the solicitation of proxies to ACE’s shareholders in connection with the proposed Tempo Transaction and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, is set forth in ACE’s proxy statement. Investors may obtain such information by reading such proxy statement.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1*	Subscription Agreement, dated as of January 18, 2022, by and among ACE Convergence Acquisition Corp., Tempo Automation, Inc., OCM Tempo Holdings, LLC and Tor Asia Credit Opportunity Master Fund II LP

10.2	Letter Agreement, dated as of January 18, 2022, by and among ACE Convergence Acquisition Corp., Tempo Automation, Inc. and OCM Tempo Holdings, LLC

10.3	Information Rights and Confidentiality Agreement, dated as of January 18, 2022, by and among ACE Convergence Acquisition Corp., Tempo Automation, Inc. and Tor Asia Credit Opportunity Master Fund II LP

10.4	Form of Convertible Promissory Note

10.5	Letter Agreement, dated as of January 18, 2022, by and among ACE Convergence Acquisition Corp., Tempo Automation, Inc. and ACE SO3 SPV Limited

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. ACE agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ACE Convergence Acquisition Corp.

Date: January 20, 2022	By:	/s/ Behrooz Abdi
		Name:	Behrooz Abdi
		Title:	Chief Executive Officer

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